UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

(Exact name of the registrant as specified in charter)

DELAWARE	001-35720	45-3052669
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

15 Koch Road, Suite K Corte Madera, CA	94925
(Address of principal executive offices)	(Zip code)

Jack Preston

(415) 945-3535

(Name and telephone number,

including area code, of the person

to contact in connection with this

report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of RH (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2020 to December 31, 2020 (the “reporting period”).

The Company determined that during the reporting period, RH contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products. As a result, the Company has conducted a good faith reasonable country of origin inquiry to determine whether the necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or came from recycled or scrap sources. A description of our reasonable country of origin inquiry process, the result of the inquiry, and the determination we reached as a result of this inquiry process is included in our Conflict Minerals Report attached as Exhibit 1.01 to this Form SD.

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2019 is publicly available electronically on the Investor Relations section of the Company’s website at ir.rh.com, by clicking on “Financials & Filings,” and then “SEC Filings.”

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2020 is filed as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 RH Conflict Minerals Report, as required by Items 1.01 and 1.02 of Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RH

Dated: May 27, 2021	By:	/s/ Jack Preston
	Name:	Jack Preston
	Title:	Chief Financial Officer

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